Mail Stop 0407

      							June 2, 2005

Mr. Richard Garcia
Senior Vice President and Chief Financial Officer
Paxson Communications Corporation
601 Clearwater Park Road
West Palm Beach, FL 33401

	Re:	Paxson Corporation
      Form 10-K/A for Fiscal Year Ended December 31, 2004
		Filed April 29, 2005

      Forms 10-Q for Fiscal Quarter Ended March 31, 2005

		File No. 1-13452

Dear Mr. Garcia:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for Fiscal Year Ended December 31, 2004

Selected Financial Data, page 39

1. Please revise to comply with Item 301(2) of Regulation S-K and briefly describe or cross-reference to a discussion thereof, factors that materially affect comparability of the information reflected in selected financial data.

	Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Critical Accounting Policies and Estimates, page 43

2. Tell us specifically what judgments and estimates you have made to conclude certain leases should be accounted for as operating leases instead of capital leases. Cite the appropriate accounting literature you have used as the basis for your conclusions in your response.

3. Revise your disclosure to quantify the potential impact the industry migration from analog to digital broadcasting could have on your long-lived assets. Disclose the current timeline required by the Federal Communications Commission for broadcasters to transition from analog to digital broadcasting.

4. Disclose what line item in your statement of operations is impacted by the liability you record for shortfalls in ratings guarantees. Also, quantify the impact these estimates can have on your financial results and tell us specifically what analysis is done in using your judgment and best estimates.

5. Disclose specifically what analysis is done in using your judgment and best estimates in determining your uncollectible accounts receivable, and quantify the impact a change in estimates could have on your financial results.

Years ended December 31, 2004 and 2003, page 46

6. Tell us why the $3.3 million in insurance proceeds was offset against expenses incurred in 2004 in connection with the litigation.

7. Tell us why the $2.2 million settlement was offset against your selling, general and administrative expenses and if this treatment was consistent with the accounting for the original losses.





Contractual Obligations and Commitments, page 54

8. Please disclose your future commitments for interest payments on your debt as a footnote to your commitment table or discuss elsewhere within the liquidity section for the same periods presented in the table.

Consolidated Statements of Operations, page F-8

9. Revise to comply with SAB 11:B.

Consolidated Statements of Cash Flows, page F-10

10. Tell us why your deposits for programming letters of credit are included in cash flows from investing activities.

Note 1. Nature of the Business and Summary of Significant
Accounting
Policies
Intangible Assets, page F-12

11. Tell us the impact of the adoption of EITF D-108 in your financial statements.

12. Tell us in more detail how you over-amortized $6.9 million in intangible assets and how you determined the remaining useful life of the assets.

New Accounting Pronouncements, page F-17

13. Disclose the impact of the adoption of SFAS 143 in your financial statements. Specifically, we note that in connection with the termination of the joint sales agreements (JSA) you will have to either relocate up to 22 of your station master controls located in
JSA partner`s facility or lease space from its JSA partner in order to keep the station master control located in the JSA partner`s facility. In this regard, tell us if you evaluated the guidance in paragraph 17 of SFAS 143 in determining whether you have a legal retirement obligation with regard to obligations at the end of the lease term to restore facilities to `original` condition and/or removal of equipment. Revise or advise.

14. Tell us how you considered your time brokerage agreements
(TBA)
in your conclusion that the adoption of FIN 46 did not have any impact in your financial statements.





Note 4. Certain Transactions With Related and Other Parties
Network Operations Center, page F-22

15. Tell us how you accounted for the lease expense incurred for the network operations center and if you included the no cost services you provided as part of your lease expense.

Note 9 - Senior secured and senior subordinated notes, page F-27

16. Disclose whether the Company was in compliance with all covenants with respect to the debt disclosed in this note and under the preferred stock terms as disclosed in note 12.

Note 11. Stock Incentive Plans, page F-32

17. Tell us why there was no stock-based compensation expense related to the October 2004 exchange. Citing the relevant accounting literature tell us why this exchange did not result in a new measurement date considering that you are exchanging different equity instruments. Also, update your footnote disclosure for the October 2003 grants to reflect the disclosure on page 47.

Note 15. Commitments and Contingencies, page F-41

18. Revise your disclosure to include your CNI Tax Indemnification Agreement as discussed on page F-22 and your litigation with the IRS as discussed on page F-31.

Form 10-Q for the period ended March 31, 2005

Note 2. Restructuring, page 7

19. Provide a reconciliation of your restructuring activity as required by SFAS No. 146, paragraph 20(b) (2).

General

20. Please comply with all of the comments above as applicable to your Form 10-K for the fiscal year ended December 31, 2004 and Forms
10-Q for the quarters ended March 31, 2005.




      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,


								Larry Spirgel
								Assistant Director
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Mr. Richard Garcia
Paxson Communications Corporation
June 2, 2005
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE